Exhibit 99.1

MEDIGUS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 28, 2016

Notice is hereby given that the annual general meeting of shareholders of Medigus Ltd. (the “Company”), will be held at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel on September 28, 2016, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To re-elect Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland, Ms. Anat Naschitz and Mr. Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.	To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company;

3.	To re-elect Ms. Efrat Venkert as an external director of the Company for a three-year term, commencing as of September 29, 2016;

4.	To elect Mr. Eitan Machover as an external director of the Company for a three-year term, commencing as of September 29, 2016; and

5.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 3 and 4 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 3 and 4.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and holders of American depository shares, evidenced by American depositary receipts (“ADRs”), of record at the close of business on August 29, 2016, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person may vote with respect to Proposals 1 through 4 by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on September 28, 2016). ADR holders should return their proxies by the date set forth on the form of proxy.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposal Nos. 3 and 4.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Gilad Mamlok, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 19, 2016. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, September 29, 2016, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

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The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Gilad Mamlok or Mr. Oded Yatzkan (tel: +972-72-2602200).

By Order of the Board of Directors,

Dr. Nissim Darvish
Chairman of the Board of Directors

Tel-Aviv, Israel
August 29, 2016

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MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030
Omer 8496500
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 28, 2016

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Wednesday, September 28, 2016, at 5:00 p.m. Israel time (10:00 a.m. Eastern time) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To re-elect Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland, Ms. Anat Naschitz and Mr. Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.	To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company;

3.	To re-elect Ms. Efrat Venkert as an external director of the Company for a three year term, commencing as of September 29, 2016; and

4.	To elect Mr. Eitan Machover as an external director of the Company for a three-year term, commencing as of September 29, 2016; and

5.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADR holders of record at the close of business on August 29, 2016 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on August 29, 2016, the Company had outstanding 32,047,034 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and will be sent to the ADR holders together with a return envelope for the proxy. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company four (4) hours prior to the Meeting (i.e., 1:00 p.m. (Israel time) on September 28, 2016), all of the shares represented by the proxy shall be voted as indicated on the form. ADR holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”, other than Proposal Nos. 3 and 4. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about September 12, 2016. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, September 29, 2016, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 3 and 4 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal Nos. 3 and 4.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Gilad Mamlok, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 19, 2016. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

                The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, please see Item 6 B. of our Annual Report for the year ended December 31, 2015, filed on Form 20-F with the Commission on March 30, 2016, and accessible through the Commission’s website at http://www.sec.gov.

PROPOSAL NO. 1
RE-ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to re-elect of each of Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland, Ms. Anat Naschitz and Mr. Doron Birger, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. Mr. Doron Birger is standing for reelection as an independent director under the Companies Law.

There are currently four directors serving on the Board who are not external directors, all of which are standing for re-election under this Proposal No. 1. All of our directors which are standing for re-election attended 90% or more of the meetings of the Board and its committees on which they served since last year annual general meeting.

Our Board has determined that our external director and Mr. Doron Birger meet the independence standards under the rules of the NASDAQ Stock Market.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Nissim Darvish (52) has been serving as the chairman of our Board since March 2013. Dr. Darvish serves as a Senior Managing Director in OrbiMed Advisors LLC. Dr. Darvish currently serves as a director of Ornim Medical Inc., RDD Pharma Ltd., Otic Pharma Ltd., Tyto Care., Keystone Heart Ltd., OrbiMed Israel Partner Ltd., OrbiMed Israel Limited Partnership., Asdanit Medical Ltd., Asdan Medical Ltd. and Ramot the Tel Aviv University’s (TAU) technology transfer company. Dr. Darvish has served as a General Partner in Pitango VC, which focuses on life sciences investments. Dr. Darvish holds an MD and a D.Sc., Doctor of Medical Science in Biophysics, from The Technion Institute of Technology, Israel.

Christopher (Chris) Rowland (54) has been serving as a member of our Board since March 2013 and as Chief Executive Officer since October 2013. Between 2011 and 2013, Mr. Rowland served as President of IntraPace Inc., a company that develops medical equipment in the field of obesity. Between 2009 and 2011, Mr. Rowland was President and Chief Executive Officer of Neotract Inc. From 2006 to 2009 he served as President Americas for Given Imaging (since acquired by Covidien/Medtronic). Prior to his position at Given Imaging, Chris worked for the Boston Scientific Corporation for seventeen years in positions of increasing responsibility from Sales, Product Development, Marketing, Business Development and General Management. Chris started his career at the Xerox Corporation. During his career, Chris has received over 20 Patents for a variety of minimally invasive medical devices. Chris has a B. Sc. in Marketing from Southern Illinois University and has completed the Executive Leadership Program at Harvard Business School and the Executive Management Program at Columbia Business School.

Anat Naschitz (48) has been serving as a member of our Board since March 2013. Ms. Naschitz currently serves as a director of Treato Ltd., Tyto Care Ltd. and Axiom One Ltd., privately held companies. Ms. Naschitz currently serves as a Managing Partner at OrbiMed Advisors LLC. Ms. Naschitz has served as a Principal at Apax Partners, specializing in investments in medical equipment companies, and as an Associate Principal at McKinsey and Company, managing international teams that worked with senior management of large pharmaceutical companies on strategy, mergers and acquisitions, establishing new companies, R&D and marketing. Ms. Naschitz holds an MBA from INSEAD and an LLB from Tel-Aviv University, Israel.

Doron Birger (65) has been serving as a member of our Board since May 2015. Mr. Birger currently serves as chairman of the board of Insuline Medical Ltd. and a director of MCS Medical Compression Ltd, Hadasit Bio-Holdings Ltd. and Icecure Medical Ltd, four life sciences companies publicly traded in Israel, and as chairman and director of several private companies in Israel in the hi-tech sector mainly in the medical device field. From 2002 to 2007, Mr. Birger served as the chairman of the board of directors of Given Imaging Ltd. Mr. Birger served as chief executive officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 until April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Prior to these roles Mr. Birger served as chief financial officer in a variety of companies. Mr. Birger is a director of the National Science & Technology Museum in Haifa, Israel, the chairman of Carmel Ltd., Haifa University Economic Corporation, a member of the board of the Israeli Association of Electronics & Software Industries, a member of the board of Sam Shepigel film and television school, a member of the board of Young Entrepreneurs, a non-profit organization, and a member of the board of DVI – Dental Volunteers for Israel. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Doron Birger, for serving as an independent director). Such certifications will be available for inspection at the Meeting.

Pursuant to Section 1A(2) to the Companies Regulations (Reliefs in Transactions with Interested Parties), we intend to pay Mr. Rowland and Mr. Birger a fixed annual compensation in the amount of NIS 37,115 and a per meeting fee of (i) NIS 1,860 for each meeting attended in person, (ii) NIS 930 for each execution of a written consent in lieu of a meeting, and (iii) NIS 1,116 for each meeting attended by teleconference.  We currently do not pay Dr. Darvish or Ms. Naschitz any fees for their service as directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland, Ms. Anat Naschitz and Mr. Doron Birger, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

PROPOSAL NO. 2
RE-ELECTION OF DR. NISSIM DARVISH AS CHAIRMAN OF THE BOARD OF DIRECTORS

The Company’s Articles of Association authorize the shareholders to appoint the chairman of the Board.  At the Meeting, shareholders will be asked to re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the Board until the close of the next annual general meeting of shareholders of the Company.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

PROPOSAL NO. 3
RE-ELECTION OF MS. EFRAT VENKERT AS AN EXTERNAL DIRECTOR

At the Meeting, shareholders will be asked to approve the re-election of Ms. Efrat Venkert as an external director of the Company, for a three-year term commencing as of September 29, 2016. Ms. Venkert attended all of the meetings of the Board and its committees on which she served since last year annual general meeting.

Herein below are details regarding Ms. Venkert:

Efrat Venkert (50) has been serving as an external director on our Board since September 2013. Ms. Venkert is the owner of a law firm specializing in legal advice to companies and in business law. From 2009 to 2010, Ms. Venkert served as a member of an advisory group advising to the Government Investigation Committee for the water sector. From 2007 to 2009, Ms. Venkert served as the chairperson secretary of the Steering Committee, and Chairperson Manager of the Ministry of Justice and Ministry of Welfare pilot project on the subject of changes in the legislation of minors’ participation in legal proceedings and from 2004 to 2008 Ms. Venkert served as a lecturer in the Law Faculty of the University of Haifa. Ms. Venkert holds an LL.B. from Hebrew University, Jerusalem, Israel and an MBA from Haifa University, Haifa, Israel. Ms. Venkert is a Certified Mediator of ICNM, a graduate of the Companies Secretary Course of the Israel Management Center, and a graduate of Directors’ Course, Lahav, Tel-Aviv University, Israel.

Ms. Venkert has certified to the Company that she complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting.

Ms. Venkert will be entitled to a fixed annual compensation in the amount of NIS 37,115 in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000 (the “Regulations”). Ms. Venkert will also be entitled to the following payments:

a.	for each meeting attended in person, an amount of NIS 1,860;

b.	for each execution of a written consent in lieu of a meeting, an amount of NIS 930; and

c.	for each meeting attended by teleconference, an amount of NIS 1,116.

In addition, Ms. Venkert will be entitled to expenses reimbursement in accordance with the Regulations. In accordance with the Regulations, the above amounts are linked to changes in the Israeli Consumer Price Index (CPI). The approval of Ms. Venkert’s compensation is exempt from the approval requirements set forth in Section 273 of the Companies Law pursuant to Section 7 of the Regulations. Such compensation is in compliance with the Company’s compensation policy as approved by the shareholders on December 29, 2015.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election Ms. Efrat Venkert as an external director of the Company for a three-year term, commencing as of September 29, 2016.”

PROPOSAL NO. 4
ELECTION OF MR. EITAN MACHOVER AS AN EXTERNAL DIRECTOR

At the Meeting, shareholders will be asked to approve the election of Mr, Eitan Machover as an external director of the Company, for a three-year term commencing as of September 29, 2016.

Herein below are details regarding Mr Machover:

Eitan Machover (54) currently serves as an external director at Electra Real Estate Ltd. and Related Commercial Portfolio Ltd., both Israeli public companies traded on the Tel-Aviv Stock Exchange Ltd. Mr. Machover also serves on the board of directors of Epsilon Underwriting Ltd., Trackimo Ltd., Medtek Inc., VVT Medical Ltd. and MedyMatch Technology Ltd. From 2013 to 2015, Mr. Machover served as the chief executive officer and director of Enhanced Surface Dynamics, Inc. From 2011 to 2012, Mr. Machover served as an interim chief executive officer at Ovalum Vascular, Ltd. From 2002 to 2012, Mr. Machover served as general partner at MediTech Partners, LLC, an advisory and investment firm specializing in medical device technologies. From 1989 to 2010, Mr. Machover served in several positions in General Electric Company including national executive for Israel. Mr. Machover holds a B.A. in business communications from Emerson College, Boston, Massachusetts, and an MBA in finance and marketing from Boston College.

Mr. Machover has certified to the Company that he complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting.

Mr. Machover will be entitled to a fixed annual compensation in the amount of NIS 37,115 in accordance with the Regulations. Mr. Machover will also be entitled to the following payments:

a.	for each meeting attended in person, an amount of NIS 1,860;

b.	for each execution of a written consent in lieu of a meeting, an amount of NIS 930; and

c.	for each meeting attended by teleconference, an amount of NIS 1,116.

In addition, Mr. Machover will be entitled to expenses reimbursement in accordance with the Regulations. In accordance with the Regulations, the above amounts are linked to changes in the Israeli Consumer Price Index (CPI). The approval of Mr. Machover’s compensation is exempt from the approval requirements set forth in Section 273 of the Companies Law pursuant to Section 7 of the Regulations. Such compensation is in compliance with the Company’s compensation policy as approved by the shareholders on December 29, 2015.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the election Mr. Eitan Machover as an external director of the Company for a three-year term, commencing as of September 29, 2016.”

PROPOSAL NO. 5
RE-APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles of Association of the Company, the board of directors is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016, and to serve until the annual general meeting of shareholders to be held in 2017. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, in each of the previous two fiscal years:

	2014	2015
	(in thousands of U.S. dollars)
Audit fees(1)	$157	$118
Total	$157	$118
                __________
(1)	“Audit fees” include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,
Dr. Nissim Darvish Chairman of the Board of Directors of the Company Dated: August 29, 2016